12010491

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FEB 29 2012

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'EDSTATES
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20494

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WestLB Securities Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7 World Trade Center, 250 Greenwich Street
(No. and Street)

New York	NY	10007
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Arthur Bances and Jack Baranski (212) 852-5996
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

1185 Avenue of the Americas	New York	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Arthur Bances and Jack Baranski, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WestLB Securities Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA HILL
Notary Public, State of New York
No. 01HI6037407
Qualified in Kings County
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Signature

CEO CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report. (Bound under separate cover)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

McGladrey

Independent Auditor's Report

To the Board of Directors
WestLB Securities Inc.
New York, New York

We have audited the accompanying statement of financial condition of WestLB Securities Inc. (the "Company") as of December 31, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of WestLB Securities Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

New York, New York
February 28, 2012

WestLB Securities Inc.

Statement of Financial Condition
December 31, 2011

ASSETS	
Cash and Cash Equivalents	$ 27,205,918
Cash Segregated in Compliance With Rule 15c3-3	200,000
Deposits With Clearing Organizations	7,920,513
Securities Owned	47,232
Receivable	4,062,744
Other Assets	2,371,118
Total assets	$ 41,807,525
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Due to Parent	$ 4,100,571
Accrued compensation payable	33,544
Other liabilities and accrued expenses	467,485
Total liabilities	4,601,600
Stockholder's Equity:	
Common stock, no par value; 1,000 shares authorized, 100 shares issued and outstanding	-
Additional paid-in capital	29,851,294
Retained earnings	7,354,631
Total stockholder's equity	37,205,925
Total liabilities and stockholder's equity	$ 41,807,525

See Notes to Statement of Financial Condition.

Note 1. Organization

WestLB Securities Inc. (the "Company") is a wholly owned subsidiary of WestLB AG (the "Parent"), a commercial and investment bank located in the Federal Republic of Germany.

The Company is a registered broker and dealer under the Securities Exchange Act of 1934. The Company is also a member of the Financial Industry Regulatory Authority ("FINRA"), Euroclear, Clearstream, the Depository Trust Company, National Securities Clearing Corporation and the Fixed Income Clearing Corporation.

The Company acts as an agent between its affiliated companies and third parties for the purchase and sale of foreign equity and fixed income securities. The Company executes and clears all of these trades through its foreign affiliates. These trades are settled on a delivery versus payment or receive versus payment basis. The Company provides clearing and custodial services for its Parent's branches in New York and London relating to domestic securities and acts as agent for the placement of commercial and private placement paper.

In the normal course of business, the Company is involved in the execution and settlement of various securities transactions whose counterparties are primarily institutions and affiliates. These activities may expose the Company to risk in the event that the counterparty is unable to fulfill its contracted obligations and the Company has to purchase or sell the securities underlying the contract at a loss. In addition, the Company has the right to pursue collection or performance from the counterparties that do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

As more fully described in Note 6, the Company generates management, clearing, commercial paper, and private placement fees through transactions with related parties and has service agreements with related parties under which it receives administrative support to conduct its operations. Therefore, the accompanying financial statement may not be indicative of the financial condition or the results of operations of the Company if it had operated as an unaffiliated entity.

Note 2. Significant Accounting Policies

The Company follows accounting standards established by the Financial Accounting Standards Board (the "FASB") to ensure consistent reporting of financial condition. References to accounting principles generally accepted in the United States of America ("GAAP") in these notes are to the *FASB Accounting Standards Codification*™, sometimes referred to as the "Codification" or "ASC."

This financial statement has been prepared in conformity with GAAP and reflects the following significant accounting policies:

Use of Estimates: The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Cash and Cash Equivalents: The Company considers all highly liquid investments with original maturities of less than three months at the time of purchase and not held for resale to be cash equivalents. Cash and cash equivalents include cash held in bank accounts, highly liquid deposits in overnight investment accounts and money market funds. Cash and the overnight account are held at one U.S. commercial bank. As of December 31, 2011, $27,000,000 of the cash and cash equivalents balance was held in one money market fund deposit.

The Company maintains its deposits with a high-quality financial institution in an amount that is in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Note 2. Significant Accounting Policies (Continued)

Cash Segregated in Compliance With SEC Rule 15c3-3: Cash of $200,000 is segregated in a special reserve bank account at a major U.S. financial institution for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Owned: Securities owned are valued at market or fair value. Market value is generally based on quoted market prices. If quoted market prices are not available, fair value is determined based upon other relevant factors, including dealer price quotations.

Receivable From and Payable to Customers: Receivable from and payable to customers represent unsettled securities transactions due to and due from customers. No unsettled securities transactions were due to or due from customers at the close of business on December 31, 2011.

Fails to Deliver and Fails to Receive: Fails to deliver arises when the Company does not deliver securities on the settlement date. The Company records the selling price as a receivable due from the purchasing customer. The receivable is collected upon delivery of the securities. Fails to receive arises when the Company does not receive securities on the settlement date. The Company records the amount of the purchase price as a payable due to the selling customer. The liability is paid upon receipt of the securities. There were no fails to deliver and no fails to receive at the close of business on December 31, 2011.

Subsequent Event Disclosure: The Company evaluated subsequent events after the date of the financial statement to consider whether or not the impact of such events needed to be reflected and/or disclosed in the financial statement. Such evaluation was performed through the report date of the financial statement, the date that this financial statement was issued.

Income Taxes: FASB ASC Topic 740, *Income Taxes*, provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. For the year ended December 31, 2011, management has determined that there are no uncertain tax positions.

Fair Value Measurements: FASB ASC Topic 820 ("ASC 820"), *Fair Value Measurements and Disclosures*, defines fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value, and provides for disclosure requirements for fair value measurements. Fair value is the price that would be received to sell an asset and paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Assets and liabilities recorded at fair value are categorized based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. The three levels of the fair value hierarchy are:

Level 1: Quoted market prices in active markets for identical assets and liabilities.

Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data.

Note 2. Significant Accounting Policies (Continued)

In addition, ASC 820 requires enhanced disclosure about fair value measurements. See Note 3 for further discussion of ASC 820. The adoption of ASC 820 did not have a material impact on the Company's financial statement.

Recently Adopted Accounting Pronouncement: In May 2011, the FASB issued Accounting Standards Update ("ASU") 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards* ("IFRS"). ASU 2011-04 amended ASC 820, *Fair Value Measurements and Disclosures*, to converge the fair value measurement guidance in GAAP and IFRS. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. The Company is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Company's financial statement.

Note 3. Fair Value of Financial Instruments

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

		Fair Value Measurements Using		
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market fund	$ 27,000,000	$ 27,000,000	$ -	$ -
Common stock	47,232	-	-	47,232
Total	$ 27,047,232	$ 27,000,000	$ -	$ 47,232

Financial instruments classified as Level 3 in the fair value hierarchy represent the Company's investments in financial instruments in which management has used at least one significant unobservable input in the valuation model. The following table presents a reconciliation of activity for the Level 3 financial instruments:

	Limited Partnership	Common Stock
Balance at January 1, 2011	$ 15,565,346	$ 47,232
Investment gain	5,216,629	-
Contributions	1,786,112	-
Distributions	(12,195,221)	-
Sale of investment	(10,372,866)	-
Balance at December 31, 2011	$ -	$ 47,232

Note 4. Deposits With Clearing Organizations

The Company is a participant in the Depository Trust Company ("DTC"). DTC has a minimum participant deposit requirement of $7,000,000 for the Company. The remaining balance of $920,513 is held with the National Securities Clearing Corporation. These deposits represent cash held at each clearing organization.

Note 5. Investment in Limited Partnership

In May 2006, the Company agreed to purchase up to $18 million of limited partnership interests in EnCap Energy Capital Fund VI, L.P. ("EnCap"), an oil and gas limited partnership. The Company's interest in EnCap represents approximately 1.8% of all interests held. Pursuant to the limited partnership agreement, the limited partners of EnCap are required to fund their investment in the partnership based on calls for capital made by the general partner. The general partner can issue a call for capital contributions at any time, on an as-needed basis, over a maximum period of five years expiring in July 2011. The limited partners of EnCap cannot redeem their interest until its dissolution upon the expiration of a 10-year period ending April 17, 2016. EnCap, however, can distribute earnings and return capital at its discretion. The Company sold the investment in the limited partnership of EnCap on December 29, 2011.

Note 6. Related Party Transactions

The Company provides services to its Parent's head office in Düsseldorf and branches in New York and London under management agreements. These services include securities clearing, custody, and other management services. These charges are invoiced on a monthly basis, and the amounts receivable are noninterest-bearing and are payable on demand.

Due to Parent consists of management charges related to a service agreement with the Parent. The Company utilizes certain resources of the Parent, including facilities, systems, human resources and various other administrative services for which the Parent allocates a management charge to the Company.

The Company has entered into commercial paper placement agreements with commercial paper conduits set up by the Parent. Pursuant to these agreements, the Company acts as an agent and receives a fee for placing commercial paper with investors on behalf of the conduits.

The Company also earns private placement fees relating to the distribution of private placement paper to U.S. investors on behalf of the New York and London branches of the Parent.

Note 7. Net Capital Requirements

The Company is subject to the net capital requirements of the Securities and Exchange Commission (the "SEC") under Rule 15c3-1 (the "Rule"). The Company follows the basic method of computing net capital under the Rule, which requires that the Company must maintain minimum net capital, as defined, equal to the greater of $250,000 or 6 2/3% of aggregate indebtedness, as defined. The SEC requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2011, the Company had net capital of $30,164,831, which was $29,858,058 in excess of its required net capital of $306,773. The Company's ratio of aggregate indebtedness to net capital was .15 to 1.

Note 8. Subordinated Liabilities

The Company's revolving subordinated loan agreement entered into with the Parent, effective December 1, 2008, with an aggregate revolving credit line of $40 million, expired on August 15, 2011.

Effective September 19, 2011, the Company entered into a new revolving subordinated loan agreement (the "Agreement") with the Parent. Under the terms of the Agreement, the Company has an aggregate revolving credit line of $40 million that expires on September 18, 2013.

Note 8. Subordinated Liabilities (Continued)

The Company did not draw down on the available credit line during the year ended December 31, 2011. The revolving credit line has been approved by FINRA and is includable in determining net capital under Rule 15c3-1 when drawn.

The Company's revolving subordinated loan agreement requires payment of interest at floating rates related to the London Interbank Offered Rate.

Note 9. Income Taxes

The Company files Federal, New York State and New York City income tax returns.

Deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. As of December 31, 2011, there was no remaining temporary difference as prior temporary difference reversed during 2011.

The effective rate differs from the statutory federal rate primarily due to the effect of differences between book expense and tax expense for the current year.

The following table reconciles the federal and local statutory income tax rates to the Company's effective tax rate for the year ended December 31, 2011:

Statutory federal income tax rate for corporations	34.00 %
State and local income tax rate for corporations	11.12
Impact of other	1.28
Effective tax rate	46.40 %

Note 10. Employee Benefit Plans

Pursuant to a service agreement with the Parent, the Parent provides the Company with personnel who, if eligible, participate in the Parent's noncontributory defined contribution pension plan. The Parent's employees also participate in a defined contribution 401(k) plan.

In addition, certain employees of the Parent also participate in a deferred compensation plan offered by the Parent. Participants voluntarily defer a portion of their incentive bonus, which is invested in a variety of investments for a deferral period of the employee's choosing.

Note 11. Subsequent Events

The Company has evaluated subsequent events for potential recognition and/or disclosure through the date this financial statement was issued.

On December 20, 2011, the European Commission gave final approval to the WestLB AG restructuring plan submitted by the Federal Republic of Germany with the consent of the Parent's shareholders on the basis of the framework agreement signed in June 2011. This brings to an end all state aid proceedings against the Parent.

Under the plan, the Parent's business with savings banks and public-sector clients, as well as the business with medium-sized corporate clients, is to be spun off from the Parent as of June 30, 2012 and transferred to a third party. The Parent may likewise sell further areas of its business operations up to June 30, 2012. Portfolios which are not sold by that date will be transferred to Erste Abwicklungsanstalt ("EAA").

Note 11. Subsequent Events (Continued)

In the future, the Parent will operate as a service and portfolio management bank, providing services for EAA as well as for portfolios of third parties. This restructuring plan might impact the Company in the future as well but at this time there are no specific decisions to change the Company's ownership or business.

WestLB Securities Inc.

Statement of Financial Condition

December 31, 2011

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.